Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202
April 9, 2024
VIA EDGAR
Ms. Valerie Lithotomos
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
File Nos. 333-270997 and 811-23859
Optimize Strategy Index ETF (S000084701)
Dear Ms. Lithotomos:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on March 14, 2024, with respect to Post-Effective Amendment No. 50 to the Trust’s registration statement, which was filed on February 2, 2024 to add a new series to the Trust, the Optimize Strategy Index ETF (the “Fund”) (SEC Accession No. (0000894189-24-000878). For your convenience, each comment has been reproduced with a response following the comment. Where a comment relates to, or involves language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.

Comment 1.     We noted the reference to acquired fund fees and expenses in multiple locations in the registration statement. As funds (i.e. mutual funds and ETFs) are generally excluded from the index please confirm whether this references require removal or, alternatively, explain the appropriateness of the references.

Response:     The Trust confirms that the Fund will not invest in other funds as a principal investment strategy; the two references, to acquired fund fees and expenses, are included in the registration statement as they are part of the exclusions from the Fund’s unitary fee.

Comment 2.     Please confirm that no fee waiver or expense reimbursement will be in place for the Fund.

Response:     The Trust confirms that no fee waiver or expense reimbursement is contemplated for the Fund.

Comment 3.     We note that the sub-adviser to the Fund owns the rights to the index that the Fund tracks. Please disclose any conflicts that exist as a result of the sub-adviser's ownership of the index.

Response:     The Trust has considered the sub-adviser's ownership of the rights to the index, and at this time, the Trust has not identified any conflicts.

Comment 4.     In the investment strategy disclosure, the Fund describes its potential investment in 33 Act ETFs. Please briefly define the term 33 Act ETF.

Response:     The Trust represents that the reference to 33Act ETFs is not a reference to a potential investment but, rather, is included in a sentence listing exclusions from the investable universe of the index; therefore, the Trust has determined not to define the term, but has revised the sentence for further clarity.

Comment 5. Please supplementally describe how the sub-adviser considers the financial metrics (i.e. earnings per share, price to earning ratio, two year forward earnings per share growth estimate, and price to sales ratio) that are used by the index in scoring, ranking and weighting the eligible universe of securities.

Response:     The sub-adviser provided the following description of how it views the financial metrics that are used by the index to score, rank and weight eligible constituents.

High earnings are a positive indicator of financial viability for listed equities with a ratio of current to 10-year trailing EPS (earnings per share) providing a view of how sustainable earnings have been in the past relative to share price. Current Price to Earnings ratio is a consideration of the current financial standing. The Price to Sales metric for small-cap companies offers a better comparison metric for those more focused on growth experiencing greater expenses to R&D and/or capital expenditures relative to more mature companies. Under these considerations, the Fund identifies a current/trailing EPS ratio greater than 1, P/E ratio less than 1, and a positive EPS growth as indicators of sustainable and growing earnings in companies that are believed to have price appreciation potential relative to its peers. The screening process takes each of these statistics on a weighted average scale to identify constituents that are peer leaders as top quantile among the various market capitalization sectors.

Comment 6.    As the Fund's name includes the term index, please provide disclosure consistent with Rule 35d-1 regarding the Fund's efforts to focus investments in the index's holdings.

Response:     The Trust represents that it has added disclosure stating that, under normal circumstances, the Fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in the securities comprising the index and in investments that have economic characteristics similar to the securities comprising the index.

Comment 7.    The Fund notes that in the disclosure it is contemplated that certain investments may become temporarily illiquid. Please disclose how the Fund will treat an illiquid investment and confirm whether the portfolio manager(s) believe that representative sampling will be sufficient for management of the investment strategy.

Response:     The Index has adopted eligibility criteria that are intended to ensure holdings are sufficiently liquid at each reconstitution (e.g. a minimum of 250,000 shares traded in each of the 22 trading days preceding the then current index reconstitution). As an in-kind ETF the Fund is not required to classify each investment, however the Fund will monitor all investments on a regular basis to ensure that it remains below the 15% maximum limit on illiquid investments. The Trust has confirmed with the Fund's investment adviser and sub-adviser that, in the case of an illiquid security, they believe that representative sampling is a sufficient method to manage the Fund in an effort to meet its investment objective.

Comment 8.    The SAI discloses cybersecurity risk. Please consider whether to include this risk disclosure in the Fund's prospectus in response to Items 4 and 9 of Form N-1A.

Response:    The Trust confirms that it does not consider cybersecurity risk to be a principal risk for the Fund.

Comment 9.    Please provide the month and year associated with the portfolio manager(s) provision of services to the Fund.

Response:    The Trust confirms that the month and year have been added to the disclosure.

Comment 10.     In the “Acceptance of Creation Orders” section of the SAI, the Trust states:

The Trust reserves the right to reject an order for Creation Units transmitted to it by the Distributor in respect of the Fund including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

Please revise the cited disclosure to delete the term “without limitation” from the first sentence.

Response:    The Trust confirms that this change has been made.

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If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (480) 964-6008 or at ryan.charles1@usbank.com.
Sincerely,
/s/ Ryan Charles
Ryan Charles
Secretary
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